UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2

I-TRAX, INC.
(Name Of Subject Company (Issuer))
PUTTER ACQUISITION SUB, INC.
a wholly-owned subsidiary of
WALGREEN CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (CUSIP Number 45069D203)
Series A Convertible Preferred Stock, par value $0.001 per share (CUSIP Number not applicable for Preferred Stock)

Dana Ione Green, Esq.
Walgreen Co. — Law Department
200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 914-2500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Keith S. Crow, P.C.
Robert M. Hayward
Gregory C. Vogelsperger
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$257,182,831	$10,107

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) the offer price of $5.40 per share of common stock multiplied by 41,750,863 shares of common stock, par value $0.001 per share (“Common Shares”), of I-trax, Inc. (“I-trax”) outstanding as of March 13, 2008, and (2) the offer price of $54.00 per share of Series A convertible preferred stock (“Preferred Shares”) plus the dividend amount in respect of the conversion value of accrued and unpaid dividends on the preferred stock through the date hereof multiplied by 217,126.3 shares of Series A Convertible Preferred Stock, par value $0.001 per share, outstanding as of March 13, 2008; (3) the offer price of $5.40 minus $2.28, which is the weighted average exercise price of outstanding options to acquire Common Shares multiplied by 4,503,033, the number of outstanding options as of March 13, 2008, and (4) the offer price of $5.40 minus $2.69, which is the weighted average exercise price of outstanding warrants to acquire Common Shares multiplied by 1,557,755, the number of outstanding warrants as of March 13, 2008.

**	The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $39.30 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,107	Filing Party: Walgreen Company
Form or Registration No.: Schedule TO-T	Date Filed: March 28, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☒ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2008, as amended by Amendment No. 1 filed with the Commission on April 3, 2008 (the “Schedule TO”), by Walgreen Co., an Illinois corporation (“Walgreens”), and Putter Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Walgreens (“Offeror”), relating to the offers by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), and Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) of I-trax, Inc., a Delaware corporation (“I-trax”), for $5.40 per Common Share (the “Common Offer”) and $54.00 plus a dividend amount per Preferred Share (the “Preferred Offer”), in each case in cash, without interest and less any required withholding taxes (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offers”). The Offers are made pursuant to the Agreement and Plan of Merger, dated as of March 14, 2008, by and among Walgreens, Offeror and I-trax (the “Merger Agreement”), a copy of which is incorporated by reference as Exhibit (d)(1) to the Schedule TO.
     Except as otherwise indicated in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
ITEMS 1 THROUGH 9 AND 11.
     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:
     “On April 11, 2008, the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the proposed acquisition of the Shares by Walgreens and Offeror in the Offers.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 15, 2008

WALGREEN CO.
By:	/s/ William M. Rudolphsen
	Name:	William M. Rudolphsen
	Title:	Senior Vice President and Chief Financial Officer

PUTTER ACQUISITION SUB, INC.
By:	/s/ William M. Rudolphsen
	Name:	William M. Rudolphsen
	Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 28, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)	Press Release issued by Walgreen Co., dated March 17, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).*

(a)(5)(B)	Transcript of Conference Call held by Walgreen Co. on March 17, 2008 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Walgreen Co. on March 18, 2008).*

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 28, 2008.*

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2008, by and among Walgreen Co., Putter Acquisition Sub, Inc. and I-trax, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).*

(d)(2)	Confidentiality Agreement, dated as of July 26, 2007, as amended January 18, 2008, by and between Walgreen Co. and I-trax, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.